Exhibit 99.1

IAMGOLD Changes Date for Announcing First Quarter 2018 Results to May 7th, 2018

TORONTO, April 25, 2018 /CNW/ - To allow for a more comprehensive discussion during the 2018 Annual General Meeting on Tuesday, May 8th at 4:00 PM, IAMGOLD Corporation ("IAMGOLD" or the "Company") has changed the date for announcing its first quarter 2018 financial results to after-market hours on Monday, May 7th, 2018, from the previously announced Tuesday, May 8th, 2018.

CONFERENCE CALL

The conference call will now be held on Tuesday, May 8th, 2018 at 7:00 a.m. (Eastern Time) for a discussion with management regarding the Company's operating performance and financial results for the first quarter 2018.  A webcast of the conference call will be available through the Company's website at www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-800-319-4610 or International number: 1-604-638-5340

A replay of this conference call will be available for one month following the call by dialing:

North America toll-free: 1-800-319-6413 or International number: 1-604-638-9010, passcode: 2155#

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (416) 388-6883

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter http://www.iamgold.com/French/accueil/default.aspx

View original content:http://www.prnewswire.com/news-releases/iamgold-changes-date-for-announcing-first-quarter-2018-results-to-may-7th-2018-300636509.html

SOURCE IAMGOLD Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2018/25/c5728.html

%CIK: 0001203464

CO: IAMGOLD Corporation

CNW 13:06e 25-APR-18